American Beacon Select Funds
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039

May 15, 2026

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:      American Beacon Ninety One International Franchise ETF — Request for Withdrawal of Certain Post-Effective Amendments to the Registration Statement on Form N-1A of American Beacon Select Funds (File Nos. 333-88343 and 811-09603)

Dear Mr. Foor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, American Beacon Select Funds (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (collectively, the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-88343 and 811-09603) relating to the shares of the American Beacon Ninety One International Franchise ETF (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
58	September 18, 2025	0001133228-25-009822
59	December 1, 2025	0001133228-25-013041
60	December 30, 2025	0001133228-25-014268
61	January 28, 2026	0001133228-26-000837
62	February 26, 2026	0001133228-26-002247
63	March 25, 2026	0001133228-26-004005
65	April 23, 2026	0001133228-26-006107

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold by the Fund in connection with the Amendments.  The Trust respectfully submits that a withdrawal of the Amendments is consistent with the public interest and the protection of investors.

If you have any questions, please feel free to contact Kathy K. Ingber at (202) 778-9015.  Thank you.

Very truly yours,

American Beacon Select Funds

By:	/s/ Rosemary Behan
Title:	Vice President and Secretary